December 4, 2018

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan

Re:	TechCare Corp.
Preliminary Information Statement on Schedule 14C
Filed October 22, 2018
File No. 000-55680

Dr. Mr. Nolan:

On behalf of TechCare Corp. (“TechCare” or the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter, dated October 31, 2018 (the “Comment Letter”), relating to the above referenced Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”).

For ease of reference, set forth below are the Company’s responses to the Comment preceded by the Comment, which are included in bold italics. The numbering of the paragraph below corresponds to the numbering of the Comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Preliminary 14C.

1. You disclose that the Restated Charter and Restated Bylaw amendments “represent best practices” and “improve the quality of [y]our corporate governance,” but only provide an abbreviated list of the corporate governance topics that will be affected by such amendments. Please revise to provide a detailed description of the differences between the existing provisions and the restated and amended provisions so stockholders are able to understand how such changes affect their rights and privileges. Your revised disclosure should include a discussion of how such changes will materially limit the rights and privileges of your stockholders. Refer to Item 1 of Schedule 14C and Item 19 of Schedule 14A.

In response to the Staff’s comment, we have revised the Preliminary 14C on page 17 to add a detailed description of the differences between the existing provisions and the provisions included in the Restated Charter and Restated Bylaws to provide stockholders clarity as to how such changes affect their rights and privileges. In addition, the Restated Charter was further amended to allow the removal of directors from office, with or without cause, by a simple majority vote.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Thank you in advance for your attention to the above.

Sincerely,

TechCare Corp.

/s/ Doron Biran
Doron Biran

cc: Shachar Hadar, Meitar Liquornik Geva Leshem Tal